 **Danielle Leighton <**▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮**>**

Introducing Mazzy: Fun & Friends for Women in Their Prime!

Danielle Leighton <▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮**>**   Mon, Aug 12, 2024 at 1:34 PM
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Hi Alana,

I'm thrilled to share a new adventure I've been working hard on for the past 3 years, and I'd love for you to be part of it. It's called **Mazzy**.

We've all felt it—increasing moments of feeling bored, lonely, or like we've lost our spark. As life gets busier and more complex, making new friends and breaking out of our routines becomes tougher. That's where **Mazzy** comes in. **It's a platform designed to help women in their prime reignite their spark, find new friendships, and bring the fun back into life.**

A few years ago, after selling a previous company, I found myself at a crossroads. Realizing I had spent much of my life following paths that didn't truly light me up, I decided it was time for a change. I left behind a successful career to dedicate myself to something that truly matters—helping women like us rediscover connection, adventure, and joy. That's how Mazzy was born.

I'm now honored to be working alongside my good friend of over 25 years, **Anna Lusby**, who has been an invaluable partner in bringing this vision to life. Together, we've poured our hearts into building Mazzy from the ground up. We've graduated from an accelerator, rebranded, built a prototype, and now, we're ready to launch—but we need your help.

We've just launched a **Community Round** on **Wefunder**, and we're inviting our customers and biggest supporters to become investors in Mazzy with a minimum investment of **$100** (but you can invest more for some sweet Perks!). This is your chance to own a piece of Mazzy before we open this round to the public.

Here's how you can get involved:

1. **Invest Now:** Seize this opportunity to become an early investor in Mazzy. Support female founders with a social impact mission and share in our future success. Click here to invest today.
2. **Join or Gift Mazzy:** Our presales are live! Be among the first to experience Mazzy or gift it to someone special in your life.
3. **Share the Excitement:** Help us spread the word by forwarding this email or following us Mazzy on social media (links below). Your recommendation can make a huge difference in bringing more women into our community. Let's get this party started!

Your support will help us get Mazzy into the app stores and create a space where women can find new friends, explore fun activities, and rediscover their zest for life. This is more than an investment; it's an invitation to join us on an exhilarating journey and to open up the exciting possibility that the best days are still ahead of us.







Thank you for being a friend, and for considering this opportunity. Let's make this happen...**because fun never gets old**!

XO, Danielle

MAZZY
Because fun never gets old.

DANIELLE LEIGHTON
Founder & CEO
[redacted]
Website | Instagram | Facebook | TikTok

Disclaimer: *Mazzy is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.*